
Mails Stop 3561

May 7, 2018

Via E-mail
Bonnie H. Anderson
Chairman and Chief Executive Officer
Veracyte, Inc.
6000 Shoreline Court, Suite 300
South San Francisco, CA 94080

> **Re:    Veracyte, Inc.
> Registration Statement on Form S-3
> Filed May 1, 2018
> File No. 333-224576**

Dear Ms. Anderson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald E. Alper at (202) 551-3329 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Robert A. Freedman, Esq.
    Fenwick & West LLP